

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 03, 2008

By U.S. Mail and facsimile to (864) 239-6423

Mr. James R. Gordon
EVP & Chief Financial Officer
The South Financial Group, Inc.
102 Main Street
Greenville, SC 29601

> **RE: The South Financial Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **File No. 000-15083**

Dear Mr. Gordon:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Hugh West
Accounting Branch Chief